UNITED STATES

SECURITIES AND EXHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2023

PGD ECO SOLUTIONS, INC.

(Exact Name of Registrant as Specified in its Charter)

Wyoming	87-2595116
(State or other jurisdiction	(IRS Employer
of Incorporation)	Identification Number)

7306 Skyview Ave

New Port Richey FL34653

(Address of Principal Executive Offices)

(727) 656-7967

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Operations

PGD was incorporated to develop and build a prototype lithium ion battery pack assembly for residential and small business commercial applications certified to industry standards.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We continuously evaluate our critical accounting policies and estimates. We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

We believe the following critical accounting policies are important to the portrayal of our financial condition and results of operations and require our management’s subjective or complex judgment because of the sensitivity of the methods, assumptions and estimates used in the preparation of our financial statements.

Revenue Recognition Policy

PGD recognizes revenue in accordance with the provisions of Accounting Series Codification (“ASC”) 606, Revenue From Contracts With Customers (“ASC 606”), which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. ASC 606 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue based on the allocation of the transaction price to each performance obligation as each performance obligation in a contract is satisfied.

Revenue from sales of lithium-ion battery pack assemblies are recognized when the lithium ion battery pack assembly is sold and the product is delivered to the customer.

Cost of Sales

Cost of sales includes inventory costs of parts purchased for lithium-ion battery pack assembly and resale, as well as other direct costs of assembly.

Investments

The Company’s investment in a marketable equity security is classified as short-term based on the nature of the security and its availability for use in current operations. The Company’s marketable equity security is measured at fair value with gains and losses recognized in other income/(expense), net.

Liquidity and Capital Resources of the Company

Current assets at June 30, 2023 totaled $79,123, which was comprised of $14,377 in cash, $1,140 in accounts receivable and $63,606 in prepaid assets. Current assets at December 31, 2022 totaled $37,284, which was comprised of $1,696 in cash, $5,688 in prepaid assets and $29,900 in investments.

During the six months ended June 30, 2023, our operating activities used net cash of $46,819. Uses of cash are mainly due to the $67,889 net loss, as well as $59,058 in increases in accounts receivable and prepaid expenses and $2,200 decrease in accrued expense, related party, partially offset by $41,277 in non-cash operating activities and a $41,051 increase in accounts payable. During the six months ended June 30, 2022, our operating activities used net cash of $45,595. Uses of cash are mainly due to the $52,928 net loss, as well net $3,600 in negative non-cash adjustments, partially offset by decreases of $10,079 in prepaid expenses and increases of $854 in accounts payable and accrued expenses.

Net cash provided by financing activities was $59,500 in the period ended June 30, 2023 due to proceeds of $59,500 from common stock issued for cash. Net cash provided by financing activities was $60,500 in the period ended June 30, 2022 due to proceeds of $46,500 on notes payable, related party, and $14,000 from the sale of common stock.

At June 30, 2023 and December 31, 2022, the Company had working capital of $34,772 and $17,184, respectively.

We continue to accumulate significant losses, but management expects it will be successful in generating positive cash flow from operations and plans to raise additional cash through the sale of equity to allow PGD to continue to expand its operations and continue as a going concern. However, there can be no assurance of success, which raises doubt about PGD’s ability to continue as a going concern.

Results of Operations for the Period ended June 30, 2023

During the six months ended June 30, 2023, we recognized $175,446 in revenue from the sale of battery backed up lighting packages and lithium ion battery packs and $92,747 in cost of sales, or a gross margin of $82,699. During the six months ended June 30, 2022, we recognized $3,300 in revenue from the sale of battery backed up lighting packages and lithium ion battery packs and $34,003 in cost of sales, or a gross loss of $30,703.

During the six months ended June 30, 2023, we had $43,245 in selling expenses and $64,969 in general and administrative expenses. During the six months ended June 30, 2022, we had $26,025 in general and administrative expenses.

During the six months ended June 30, 2023, we had total other expenses of $42,374, consisting of $26,377 in loss on impairment of intangible assets, $14,900 in realized loss on investment and $1,097 in interest expense. During the six months ended June 30, 2022, we had other income consisting of a $3,800 unrealized gain on a marketable security.

As a result of the above, we recognized net losses of $67,889 and $52,928 for the six months ended June 30, 2023 and 2022, respectively.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements of any kind for the period ended June 30, 2023.

Item 2.	Other Information

None

Item 3.	Financial Statements

PGD ECO SOLUTIONS, INC.

UNAUDITED BALANCE SHEETS

	June 30,	December 31,
	2023	2022
ASSETS

Current Assets:
Cash	$14,377	$1,696
Accounts receivable	1,140	—
Prepaid assets	63,606	5,688
Investment	—	29,900
Total Current Assets	79,123	37,284

OTHER ASSETS
Intangible assets	—	25,977

Total Assets	$79,123	$63,261

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Accounts payable	$44,351	$17,900
Accrued expenses, related party	—	2,200
Total Current Liabilities	44,351	20,100

Total Liabilities	$68,754	$20,100

Stockholders' Equity:
Preferred Stock Series A; $0.001 par value, 100,000,000 shares authorized and 10,000,000 and 10,000,000 shares issued and outstanding, respectively
and outstanding	10,000	10,000
Common stock; $0.001 par value, 100,000,000 shares authorized and
101,605,000 and 101,010,000 shares issued and outstanding, respectively	101,605	101,010
Additional Paid-in Capital	139,095	80,190
Accumulated deficit	(215,928)	(148,039)
Total Stockholders' Equity	34,772	43,161

Total Liabilities and Stockholders' Equity	$79,123	$63,261

PGD ECO SOLUTIONS, INC.

STATEMENTS OF OPERATIONS

	For the Six Months Ended June 30,
	2023	2022

REVENUES
Power pack assembly sales	$175,446	$3,300
Total revenues	175,446	3,300

COSTS OF SALES
Power pack assembly sales	(92,747)	(34,003)
Total cost of sales	(92,747)	(34,003)

GROSS MARGIN (DEFICIT)	82,699	(30,703)

OPERATING EXPENSES
Selling expenses	43,245	—
General and administrative	64,969	26,025
Total Operating Expenses	108,214	26,025

Loss From Operations	(25,515)	(56,728)

OTHER (EXPENSE) INCOME
Interest expense	(1,097)	—
Loss on impairment of intangible assets	(26,377)	—
Realized loss on investment	(14,900)	—
Unrealized gain on investment	—	3,800
Total Other (Expense) Income	(42,374)	3,800

LOSS BEFORE INCOME TAXES	(67,889)	(52,928)
Provision for income taxes	—	—
NET LOSS	$(67,889)	$(52,928)

Basic loss per common share	$(0.00)	$(0.00)

Basic weighted average common shares outstanding	103,951,215	100,001,381

PGD ECO SOLUTIONS, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount

Balance, December 31, 2021	10,000,000	$10,000	100,000,000	$100,000	$-	$(100,729)	$9,271

Common stock issued to founder for services	-	-	200,000	200	-	-	200

Common stock issued for cash	-	-	140,000	140	13,860	-	14,000

Net loss for the six months ended June 30, 2022	-	-	-	-	-	(52,928)	(52,928)

Balance, June 30, 2022	10,000,000	$10,000	100,340,000	$100,340	$13,860	$(153,657)	$(29,457)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount

Balance, December 31, 2022	10,000,000	$10,000	101,010,000	$101,010	$80,190	$(148,039)	$43,161

Common stock issued for cash	-	-	595,000	595	58,905	-	59,500

Net loss for the six months ended June 30, 2023	-	-	-	-	-	(67,889)	(67,889)

Balance, June 30, 2023	10,000,000	$10,000	101,605,000	$101,605	$139,095	$(215,928)	$34,772

PGD ECO SOLUTIONS, INC.

STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2023	2022
Cash Flows From Operating Activities:
Net loss	$(67,889)	$(52,928)
Adjustments to reconcile net loss to net
cash (used) by operating activities:
Loss on impairment of intangible assets	26,377	—
Realized loss on investments	14,900	—
Unrealized gain on investment	—	(3,800)
Common stock issued for services		200
Changes in operating assets and liabilities:
Increase in accounts receivable	(1,140)	—
(Decrease) increase in prepaid assets	(57,918)	10,079
Decrease in accrued expenses, related party	(2,200)	—
Increase in accounts payable	41,051	854
Net cash used in operating activities	(46,819)	(45,595)

Cash Flows From Financing Activities:
Common stock issued for cash	59,500	14,000
Proceeds from the issuance of note payable, related party	66,000	46,500
Payments on note payable, related party	(66,000)	—
Net cash provided by financing activities	59,500	60,500

Net change in cash	12,681	14,905
Cash, beginning of period	1,696	2,480
Cash, end of period	$14,377	$17,385

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$1,097	$—
Cash paid for taxes	$—	$—

PGD ECO SOLUTIONS, INC.

FOOTNOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2023

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The financial statements presented are those of PGD Eco Solutions, Inc. (“PGD”, or the “Company”). PGD was incorporated on August 31, 2021, under the laws of the State of Wyoming.

PGD was incorporated to develop and build a prototype lithium-ion battery pack assembly for residential and small business commercial applications certified to industry standards.

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted in accordance with such rules and regulations. The information furnished in the interim financial statements include normal recurring adjustments and reflects all adjustments, which, in the opinion of management, are necessary for a fair presentation of such financial statements. Although management believes the disclosures and information presented are adequate to make the information not misleading, it is suggested that these interim financial statements be read in conjunction with PGD's most recent audited financial statements as of December 31, 2022. Operating results for the six months ended June 30, 2023 are not necessarily indicative of the results that may be expected for the year ending December 31, 2023.

Recent Accounting Pronouncements

PGD has implemented all new accounting pronouncements that are in effect and that may impact its consolidated financial statements. The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its consolidated financial position or results of operations.

Basic and Diluted Loss Per Share

PGD presents basic earnings per share (EPS) on the face of the statements of operation. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including convertible debt, stock options, and warrants, using the treasury stock method, and convertible debt instrument, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

The calculation of basic net loss per share for the six months ended June 30, 2023 and 2022 is as follows:

	For the Six Months Ended June 30,
	2023	2022
Basic Loss Per Share:
Numerator:
Net loss	$(67,889)	$(52,928)
Denominator:
Weighted-average common shares outstanding	103,951,215	100,001,381
Basic net loss per share	$(0.00)	$(0.00)

NOTE 2 - RELATED PARTY TRANSACTIONS

Note Payable

During the six months ended June 30, 2023, a significant shareholder of PGD advanced operating cash totaling $66,000 and repaid $66,000. The balance of the advances was $0 and $0 at June 30, 2023 and December 31, 2022, respectively.

Office Space

During February 2022, the Company entered into a lease for the use of space at the personal residence of the Company’s CEO. The lease began February 1, 2022, has a term of twenty four months and monthly rent of $200. At June 30, 2023, the Company has prepaid 6 months of rent, or $1,200. At December 31, 2022, the Company had accrued rent payable of $2,200.

NOTE 3 - STOCKHOLDERS’ EQUITY

Common Stock

Between January and June 2023, PGD issued a total of 595,000 shares of common stock for cash of $59,500, or $0.10 per share. Amounts received in excess of par value has been recorded as additional paid-in capital.

NOTE 4 - LOSSES ON INVESTMENTS AND INTANGIBLE ASSETS

Investments

During the six months ended June 30, 2023, the Company exchanged investments with a fair value of $29,900 at December 31, 2022 for services valued at $15,000, resulting in a loss on disposition of investment of $14,900 for the six months ended June 30, 2023.

Intangibles

During the six months ended June 30, 2023, the Company exchanged fully impaired intangible assets with a fair value of $25,977 at December 31, 2022, resulting in a loss on impairment of $25,977 for the six months ended June 30, 2023.

NOTE 5 - GOING CONCERN

PGD's financial statements are prepared using Generally Accepted Accounting Principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, PGD has recently accumulated losses since its inception and has negative cash flows from operations, which raise substantial doubt about its ability to continue as a going concern. Management's plans with respect to alleviating the adverse financial conditions that caused management to express substantial doubt about the PGD's ability to continue as a going concern are as follows:

PGD is seeking to raise up to a total of $5,000,000 through a Regulation A offering of its common stock to finance future sales. The continuation of PGD as a going concern is dependent upon its ability to generate profitable operations that produce positive cash flows. If PGD is not successful, it may be forced to raise additional debt or equity financing.

There can be no assurance that PGD will be able to achieve its business plans, raise any more required capital or secure the financing necessary to achieve its current operating plan.  The ability of PGD to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and eventually attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 6 - SUBSEQUENT EVENTS

PGD reviewed subsequent events through August 22, 2023, the date the financial statements were available to be issued.

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized., in the City of New Port Richey, State of Florida, on August 22, 2023

PGD Eco Solutions, Inc.

By	/s/ Paul Ogorek
CEO

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By	/s/ / Paul Ogorek	8/22/2023
	Chief Operating Officer	Date

By	/s/ Samuel Becherer	8/22/2023
	Principal Accounting Officer	Date

By	/s/ Samuel Becherer	8/22/2023
	Principal Financial Officer	Date